# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Freenome, Inc., CIK 0002017526
CUSIP: G70077105
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: GENESIS MARINA, 3300 MARINA BLVD, BRISBANE, California (CA), 94005
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-26-000726
Filed by CIK 0001695960

## Reporting persons
- IPConcept (Luxemburg) S.A.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BIT Global Technology Opportunities SICAV-FIS: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Freenome, Inc.
Address of issuer's principal executive offices: GENESIS MARINA, 3300 MARINA BLVD, BRISBANE, CA, 94005

## Item 2. Person Filing
Name of person filing:
IPConcept (Luxembourg) S.A.
BIT Global Technology Opportunities SICAV-FIS
Address of principal business office or, if none, residence:
IPConcept (Luxembourg) S.A.
4, rue Thomas Edison
L-1445 Strassen, Luxembourg

BIT Global Technology Opportunities SICAV-FIS
4, rue Thomas Edison
L-1445 Strassen, Luxembourg
Citizenship:
IPConcept (Luxembourg) S.A. - Luxembourg
BIT Global Technology Opportunities SICAV-FIS - Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
IPConcept (Luxembourg) S.A. - 0
BIT Global Technology Opportunities SICAV-FIS - 0
Percent of class:
IPConcept (Luxembourg) S.A. - 0%
BIT Global Technology Opportunities SICAV-FIS - 0%
Sole power to vote or to direct the vote:
IPConcept (Luxembourg) S.A. - 0
BIT Global Technology Opportunities SICAV-FIS - 0
Shared power to vote or to direct the vote:
IPConcept (Luxembourg) S.A. - 0
BIT Global Technology Opportunities SICAV-FIS - 0
Sole power to dispose or to direct the disposition:
IPConcept (Luxembourg) S.A. - 0
BIT Global Technology Opportunities SICAV-FIS - 0
Shared power to dispose or to direct the disposition:
IPConcept (Luxembourg) S.A. - 0
BIT Global Technology Opportunities SICAV-FIS - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- IPConcept (Luxemburg) S.A.: /s/ Daniela Schiffels, Daniela Schiffels, Managing Director (08/12/2026)
- IPConcept (Luxemburg) S.A.: /s/ Jorg Hugel, Jorg Hugel, Managing Director (08/12/2026)
- BIT Global Technology Opportunities SICAV-FIS: /s/ Dr. Matthias Thom, Dr. Matthias Thom, Chairman of the Board of Directors (08/12/2026)
- BIT Global Technology Opportunities SICAV-FIS: /s/ Emmanouil Larentzakis, Emmanouil Larentzakis, Board Member (08/12/2026)